UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                               (Amendment No. 3)*

                          Bradley Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   104576 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    COPY TO:
     Seth W.  Hamot                                 David A. Fine, Esq.
     Costa Brava Partnership III L.P.               Ropes & Gray LLP
     420 Boylston Street                            One International Place
     Boston, MA 02116                               Boston, MA 02110
     (617) 595-4400                                 (617) 951-7000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 18, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
  CUSIP No. 014576 10 3                                 Page 2 of 8 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:   Costa Brava Partnership III L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   04-3387028

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          A Delaware limited partnership
--------------------------------------------------------------------------------
                                  7.   SOLE VOTING POWER
        NUMBER OF                        1,640,700(1)
         SHARES                   ----------------------------------------------
      BENEFICIALLY                8.   SHARED VOTING POWER
        OWNED BY                         -0-
          EACH                    ----------------------------------------------
        REPORTING                 9.   SOLE DISPOSITIVE POWER
         PERSON                          1,640,700(1)
          WITH                    ----------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,640,700(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        9.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------
         (1) Costa Brava Partnership III L.P. disclaims beneficial ownership of 33,000 shares of Common Stock that are held by separate accounts that Seth W. Hamot is deemed to be the beneficial owner of.

                                Page 2 of 8 Pages

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
  CUSIP No. 014576 10 3                                 Page 3 of 8 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:   Roark, Rearden & Hamot, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   10-0000708

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        A Delaware limited liability company
--------------------------------------------------------------------------------
                                  7.   SOLE VOTING POWER
        NUMBER OF                        1,640,700(2)
         SHARES                   ----------------------------------------------
      BENEFICIALLY                8.   SHARED VOTING POWER
        OWNED BY                          -0-
          EACH                    ----------------------------------------------
        REPORTING                 9.   SOLE DISPOSITIVE POWER
         PERSON                          1,640,700(2)
          WITH                    ----------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,640,700(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        9.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
        OO - Other
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------------
         (2) Roark, Rearden & Hamot, LLC disclaims beneficial ownership of 33,000 shares of Common Stock that are held by separate accounts that Seth W. Hamot is deemed to be the beneficial owner of.

                                Page 3 of 8 Pages

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
  CUSIP No. 014576 10 3                                 Page 4 of 8 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:   Seth W. Hamot

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        A United States citizen
--------------------------------------------------------------------------------
                                  7.   SOLE VOTING POWER
        NUMBER OF                        1,640,700
         SHARES                   ----------------------------------------------
      BENEFICIALLY                8.   SHARED VOTING POWER
        OWNED BY                         -0-
          EACH                    ----------------------------------------------
        REPORTING                 9.   SOLE DISPOSITIVE POWER
         PERSON                          1,640,700
          WITH                    ----------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,640,700
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        9.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
        IN, HC
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 4 of 8 Pages

                         AMENDMENT NO. 3 TO SCHEDULE 13D
                         -------------------------------

         This amendment ("Amendment No. 3") amends the Schedule 13D filed on May 25, 2006, as amended by Amendment No. 1 filed on June 20, 2006, and as further amended by Amendment No. 2 filed on June 22, 2006, by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden and Hamot, LLC ("RRH"), and Seth W. Hamot, with the United States Securities and Exchange Commission with respect to the shares of common stock, $0.01 par value (the "Common Stock"), of Bradley Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). Each of Costa Brava, RRH, and Seth W. Hamot is referred to herein individually as a "Filer" and collectively as the "Filers."

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 is hereby amended by adding the following:

         On June 22, 2006, the Issuer filed a Form 8-K with the United States Securities and Exchange Commission. The Form 8-K provided that the Issuer would reschedule its annual meeting originally scheduled to occur on July 18, 2006, and that shareholders could submit proposals or nominate directors for the rescheduled annual meeting by providing notice to the Issuer on or before July 24, 2006. On June 26, 2006, Costa Brava filed a voluntary notice of dismissal without prejudice with respect to its suit against the Issuer in the United States District Court for the District of Massachusetts.

         On July 18, 2006, Costa Brava sent a letter to the Secretary of the Issuer by facsimile requesting that the Nominating and Corporate Governance Committee of the Board of Directors nominate the three (3) nominees provided by Costa Brava for election to the Board of Directors at the forthcoming 2006 Annual Meeting of Stockholders by the holders of Common Stock. The letter also notified the Issuer that in the event that the Nominating and Corporate Governance Committee determines not to nominate Costa Brava's nominees for election as directors, Costa Brava intends to appear in person or by proxy at the 2006 Annual Meeting of Stockholders to nominate its nominees for election as directors of the Company by the holders of Common Stock. Costa Brava is also sending a copy of the letter to the Issuer by overnight courier. A copy of the notification letter delivered to the Issuer is filed as Exhibit 3 hereto and is incorporated herein by reference.

         On July 18, 2006, Ropes & Gray LLP, as counsel to and on behalf of Costa Brava, sent a letter to Mr. Daniel Glassman, President, Chairman and Chief Executive Officer of the Issuer by facsimile. The letter makes a demand upon the Issuer under Section 220 of the General Corporation Law of the State of Delaware and the common law of the State of Delaware to permit Costa Brava and its agents to inspect and make copies or abstracts of certain shareholder materials no later than July 25, 2006. Costa Brava is also sending a copy of the demand letter to the Issuer by overnight courier. A copy of the letter is filed as
Exhibit 4 hereto and is incorporated herein by reference.

         The Filers reserve their rights to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Filers further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.

         SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY COSTA BRAVA PARTNERSHIP III L.P. AND ITS AFFILIATES FROM THE STOCKHOLDERS OF BRADLEY PHARMACEUTICALS, INC. FOR USE AT ITS ANNUAL MEETING (A) WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION, AND (B) WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF BRADLEY PHARMACEUTICALS, INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE POTENTIAL PARTICIPANTS IN A POTENTIAL PROXY SOLICITATION IS CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A FILED WITH THE SECURITIES AND

                               Page 5 of 8 Pages

EXCHANGE COMMISSION BY COSTA BRAVA PARTNERSHIP III L.P. ON JULY 18, 2006. THIS
SCHEDULE 14A IS AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a), (b)    The Filers are the beneficial owners of 1,640,700 shares of
Common Stock (approximately 9.7% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-Q on June 23, 2006). Each of Costa Brava and its general partner RRH disclaim beneficial ownership of 33,000 of such shares that are held by separate accounts that Mr. Hamot is deemed to be the beneficial owner of.

         (c) Since the Filers' filing on Schedule 13D on June 22, 2006, the Filers have purchased the shares of Common Stock of the Issuer set forth on
Exhibit 2 hereto. The transaction date, number of shares bought, price per share and type of transaction for each purchase during that period are set forth on
Exhibit 2 hereto.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

         As of the date hereof, the Filers were party to the following contracts with respect to the securities of the Issuer:

         On May 2, 2006, the Filers wrote and sold 70 put contracts with respect to the Common Stock of the Issuer at a price of $1.15 per contract. Each put contract provides the holder with the option to sell 100 shares of Common Stock of the Issuer to the Filers at an exercise price of $12.50 per share. The contracts expire on November 18, 2006.

         On May 12, 2006, the Filers wrote and sold 311 put contracts with respect to the Common Stock of the Issuer at a price of $1.20 per contract. Each put contract provides the holder with the option to sell 100 shares of Common Stock of the Issuer to the Filers at an exercise price of $12.50 per share. The contracts expire on November 18, 2006.

         On May 12, 2006, the Filers wrote and sold 125 put contracts with respect to the Common Stock of the Issuer at a price of $0.25 per contract. Each put contract provides the holder with the option to sell 100 shares of Common Stock of the Issuer to the Filers at an exercise price of $12.50 per share. The contracts expire on August 19, 2006.

         On May 12, 2006, the Filers wrote and sold 200 put contracts with respect to the Common Stock of the Issuer at a price of $2.45 per contract. Each put contract provides the holder with the option to sell 100 shares of Common Stock of the Issuer to the Filers at an exercise price of $15.00 per share. A holder exercised 14 of such put contracts on June 29, 2006. The remaining 86 put contracts expire on November 18, 2006.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1 -- Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit 2 -- Information concerning the Filers' transactions in the Common Stock of the Issuer from June 23, 2006 to July 18, 2006.

Exhibit 3 -- Notification Letter from Costa Brava Partnership III L.P. to the
             Secretary of the Issuer dated as of July 18, 2006.

Exhibit 4 -- Letter from Costa Brava Partnership III L.P. to Mr. Daniel Glassman dated as of July 18, 2006.

                               Page 6 of 8 Pages

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    July 18, 2006
                                    ------------
                                    Date

                                    COSTA BRAVA PARTNERSHIP III L.P.

                                    By:  Roark, Rearden & Hamot, LLC,
                                          its General Partner


                                            By: /s/ SETH W. HAMOT
                                                ---------------------------
                                               Name:   Seth W. Hamot
                                               Title:  President



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                               Page 7 of 8 Pages

                                  EXHIBIT INDEX
                                  -------------




Exhibit            Description
-------            -----------

1                  Agreement Regarding the Joint Filing of
                   Schedule 13D.

2 Information concerning the Filers' transactions in the Common Stock of the Issuer from June 23, 2006 to July 18, 2006.

3 Notification Letter from Costa Brava Partnership III L.P. to the Secretary of the Issuer dated as of July 18, 2006.

4 Letter from Costa Brava Partnership III L.P. to Mr. Daniel Glassman dated as of July 18, 2006.

                               Page 8 of 8 Pages

                                                                       EXHIBIT 1

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

        Dated: July 18, 2006

                                    COSTA BRAVA PARTNERSHIP III L.P.

                                    By:  Roark, Rearden & Hamot, LLC,
                                             its General Partner

                                    By:  /s/ SETH W. HAMOT
                                         ----------------------------
                                         Seth W. Hamot
                                         President

                                    ROARK, REARDEN & HAMOT, LLC

                                    By:  /s/ SETH W. HAMOT
                                         ----------------------------
                                         Seth W. Hamot
                                         President

                                    SETH W. HAMOT

                                    By:  /s/ SETH W. HAMOT
                                         ----------------------------
                                         Seth W. Hamot

                                                                       EXHIBIT 2

            FILERS' TRANSACTIONS FROM JUNE 23, 2006 TO JULY 18, 2006


---------------------------------------------------------------------------------------------
        Date of             Shares of Common     Price Per Share ($)    Type of Transaction
      Transaction          Stock Bought (Sold)
---------------------------------------------------------------------------------------------
     June 23, 2006              75,000                 12.08               Open Market
---------------------------------------------------------------------------------------------
     June 26, 2006              25,000                 11.50               Open Market
---------------------------------------------------------------------------------------------
     June 28, 2006              1,400                  15.00           Cover of Put Option
---------------------------------------------------------------------------------------------

Open market transactions were conducted on the New York Stock Exchange. Costa Brava's purchase of 1,400 shares of Common Stock on June 28, 2006 was pursuant to its cover of 14 put contracts (November 2006 $15.00 Put) that it wrote and sold on May 12, 2006. See Item 6 of this Amendment No. 3 for more information on the put contracts.

                                                                       EXHIBIT 3

                        Costa Brava Partnership III L.P.
                 Roark, Rearden & Hamot Capital Management, LLC
                               420 Boylston Street
                           Boston, Massachusetts 02116

                                                                   July 18, 2006

VIA FACSIMILE AND FEDERAL EXPRESS

Bradley Pharmaceuticals, Inc.
c/o Secretary
383 Route 46 West
Fairfield, New Jersey 07004

Re: Notice of Shareholder's Recommendation of Nominees for Consideration by the Nominating and Corporate Governance Committee of the Board of Directors of Bradley Pharmaceuticals, Inc. and Notice of Intent to Nominate Persons for Election as Directors of Bradley Pharmaceuticals, Inc.

Ladies and Gentlemen:

         Costa Brava Partnership III L.P. ("Costa Brava") hereby submits this notice (this "Notice") pursuant to the requirements set forth in the Form 8-K filed by Bradley Pharmaceuticals, Inc. (the "Company" or "Bradley") with the United States Securities and Exchange Commission (the "SEC") on June 22, 2006, and the Proxy Statement filed by Bradley with the SEC on April 28, 2004.

         Pursuant to the Form 8-K filed with the SEC on June 22, 2006, for a notice to be considered timely for the Company's 2006 Annual Meeting of Stockholders (also described as the combined 2005/2006 Annual Meeting of Stockholders in the Proxy Statement filed by Bradley with the SEC on June 9,
2006) (the "Annual Meeting"), a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not later than July 24, 2006. As Bradley did not file a proxy statement with the SEC or hold an Annual Meeting of Stockholders during 2005, we have provided the information requested in the Proxy Statement filed by Bradley with the SEC on April 28, 2004 in the section entitled "Procedure for Stockholder Proposals and Nomination of Directors" (the "Notice Requirements"). The Notice Requirements set forth the information required to request that the Nominating and Corporate Governance Committee of the Board of Directors consider a nominee for election at the 2005 Annual Meeting of Stockholders, or to nominate a director for election at the 2005 Annual Meeting of Stockholders.

         Costa Brava's principal address is 420 Boylston Street, Boston, MA 02116. Costa Brava is the beneficial owner of 1,640,700 shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"). Costa Brava disclaims beneficial ownership of 33,000 of such shares that are held through separate accounts that are deemed to be beneficially owned by Mr. Seth W. Hamot, the President of Costa Brava's general partner Roark, Rearden & Hamot, LLC.

Costa Brava holds a physical stock certificate for 950,000 shares of Common Stock. The record holder of the other 657,700 shares of Common Stock beneficially owned by Costa Brava is a nominee of The Depository Trust Company ("DTC"). DTC's address is 55 Water Street, 49th Floor, New York, NY 10041-0099.

         Bradley today faces financial and regulatory challenges that are different than those which existed when the Company was much smaller. These challenges are best addressed by a Board of Directors with the experience necessary to lead in this new environment. Costa Brava hereby requests that the Nominating and Corporate Governance Committee of the Company's Board of Directors consider the persons listed below as nominees for director at the Annual Meeting by the holders of Common Stock. Each of these nominees brings a relevant skill set to the Bradley of today and of the future. In the event that the Nominating and Corporate Governance Committee determines not to nominate the persons listed below for election as directors, Costa Brava also represents that it intends to appear in person or by proxy at the Annual Meeting to nominate the persons listed below as directors of the Company for election by the holders of Common Stock (each, a "Nominee" and together, the "Nominees"):

         Douglas E. Linton
         John S. Ross
         Seth W. Hamot

         Pursuant to Article IV of the Company's certificate of incorporation (the "Charter") and Article III, Section 1 of the Company's by-laws (the "By-laws"), in the event that there are at least three hundred twenty five thousand (325,000) shares of the Company's Class B Common Stock issued and outstanding, the holders of Class B Common Stock shall vote as a separate class to elect a majority (consisting of the sum of one plus one-half of the total number of directors) of the directors of the Company, and the holders of Common Stock and voting Preferred Stock, if any, shall vote together as a single class to elect the remainder of the directors of the Company.

         As set forth in the Company's filing on Form 8-K with the SEC on June 22, 2006, the number of directors constituting the full Board of Directors (the "Board") will be set at eight (8) at the time of the Annual Meeting. Costa Brava requests that the Nominating and Corporate Governance Committee consider the three (3) candidates whose information is attached hereto as nominees for election to the Board of Directors at the Annual Meeting by the holders of Common Stock, and hereby also provides notice that, in the event that the Nominating and Corporate Governance Committee determines not to nominate the persons listed below for election as directors, Costa Brava intends to submit these candidates as nominees for election to the Board of Directors at the Annual Meeting by the holders of Common Stock. If, for any reason, more than eight (8) directors are to be elected at the Annual Meeting, Costa Brava intends to nominate additional persons (each, an "Additional Nominee") such that Costa Brava will nominate a slate of persons sufficient to constitute the number of members of the Board that are entitled to be elected to the Board of Directors by the holders of Common Stock pursuant to the Charter and the By-laws of the Company. Additionally, if, for any reason, any Nominee or Additional Nominee is unable to stand for election at the Annual Meeting, Costa Brava, in person or by proxy intends to nominate a person in the place of such Nominee or Additional

Nominee (an "Alternate Nominee"). In either event, Costa Brava at the earliest practicable time will give notice to the Company of any Additional Nominee or Alternate Nominee.

         If the Nominating and Corporate Governance Committee determines not to nominate the Nominees for election as directors, and Costa Brava submits the Nominees for election to the Board of Directors at the Annual Meeting, Costa Brava hereby provides notice of its intent to submit a proposal to the Company's stockholders authorizing reimbursement of all expenses associated with Costa Brava's nomination of the Nominees and associated solicitation. Costa Brava is unable to provide an estimate of such expenses at this time, but will do so upon filing a definitive Proxy Statement with the SEC.

         Pursuant to the Notice Requirements, certain information about each Nominee and Costa Brava is set forth in Annex A. Annex A also includes additional information on each Nominee's qualifications and employment history. In addition, each Nominee has consented to being named as a nominee and to serve as a director of the Company, if elected. The written consent of each Nominee is attached as Annex B. The Annexes and all attachments thereto are hereby incorporated into and made a part of this Notice. Accordingly, all matters disclosed in any part of this Notice, including the Annexes and all attachments thereto, should be deemed disclosed for all purposes of this Notice.

         Costa Brava intends to enter into an indemnification agreement with each Nominee (the "Indemnification Agreement") substantially in the form attached hereto as Annex C. The Indemnification Agreement provides that Costa Brava will indemnify each Nominee from and against any losses incurred by any Nominee arising from such Nominee's role as a Nominee, with certain exceptions. This discussion is qualified in its entirety by reference to the form of Indemnification Agreement attached hereto as Annex C.

         Neither the delivery of this Notice in accordance with the Notice Requirements nor any delivery by Costa Brava of additional information to the Company from and after the date hereof shall be deemed to constitute an admission by Costa Brava or any of its affiliates that such delivery is required or as to the legality or enforceability of any other matter, or a waiver by Costa Brava or any of its affiliates of its right to contest or challenge, in any way, the enforceability of any other matter.

                                            Very truly yours,

                                            COSTA BRAVA PARTNERSHIP III L.P.
                                            By:  Roark, Rearden & Hamot, LLC
                                                   its General Partner

                                            By: /s/ SETH W. HAMOT
                                                -------------------------------
                                                Name:  Seth W. Hamot
                                                Title: President

                                                                         ANNEX A
                                                                         -------

         Information about Nominees Pursuant to the Notice Requirements
         --------------------------------------------------------------

Nominee - Douglas E. Linton
---------------------------

(A)

Name:  Douglas E. Linton

Age:  58

Business address:  4009 St. Charles Drive, Birmingham, Alabama 35242

Residence address:  4009 St. Charles Drive, Birmingham, Alabama 35242

(B)   Principal occupation or employment:

            Since 2002, Mr. Linton has been self employed as the Managing Member of DEL International Consulting, LLC ("DEL"), a provider of consulting services. Since November 2005, Mr. Linton has provided consulting services through DEL to clients of ValueCentric, LLC, a data management and performance analytics company providing on-demand services to the pharmaceutical industry, and has also acted as an advisor through DEL to ValueCentric, LLC. In his work for clients of ValueCentric, LLC, Mr. Linton provides consulting services to branded pharmaceutical manufacturers on Fee-for-Service strategies and the use of wholesaler sales and inventory data. From August 2005 through December 2005, Mr. Linton was the President of ValueCentric Consulting Group, where he managed consulting projects for the partnership's clients and provided consulting services through DEL. From 2001 through July 2005, Mr. Linton was also a Vice President and part-time employee of Cardinal Health, a provider of pharmaceutical services. Mr. Linton's primary responsibilities at Cardinal Health included developing Fee-for-Service programs for smaller branded pharmaceutical manufacturers. Mr. Linton was previously the senior purchasing executive at Cardinal Health in the 1980s and early 1990s, where he played a key role in developing sophisticated purchasing programs and systems. Prior to returning to Cardinal Health in 2001, Mr. Linton developed similar programs and systems for two regional drug wholesalers.

            Mr. Linton graduated with a degree in Economics with honors from the College of Wooster (Ohio) and holds an MBA from Carnegie-Mellon University.

(C) Class and number of shares of Bradley Pharmaceuticals, Inc. that the nominee beneficially owns:

            None.

(D) Description of all arrangements or understandings between Costa Brava and the Nominee and any other person pursuant to which the nominations are to be made by Costa Brava:

            Costa Brava intends to be a party to an Indemnification Agreement with Mr. Linton. In addition, Mr. Linton has consented to being named as a nominee and to serve as a director of the Company if elected. Mr. Linton's written consent is attached as part of Annex B.

(E)   Other information relating to the Nominee:

            Neither Mr. Linton nor any of his associates have any arrangement or understanding with respect to (a) any future employment by Bradley Pharmaceuticals, Inc. or its affiliates; or (b) any future transactions to which Bradley Pharmaceuticals, Inc. or any of its affiliates will or may be a party.

            None of the entities referred to under item (B) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Bradley Pharmaceuticals, Inc.

            We are not aware of any other disclosure regarding Mr. Linton that is required pursuant to Regulation 14A under the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

Nominee - John S. Ross
----------------------

(A)

Name:  John S. Ross

Age:  48

Business address:  6 Huron Drive, Natick, MA 01760

Residence address:  34 Ballard Street, Newton, MA 02459

(B)   Principal occupation or employment:

            Since 1982, Mr. Ross has been employed by Dual, Inc. and currently serves as its President. Dual, Inc. is a provider of business services. Until January 2006, Dual, Inc. and Mr. Ross owned an interest in MetaWorks Inc., a provider of research services to the pharmaceutical and biopharmaceutical industries.

            MetaWorks, formed in 1993, is a healthcare information management business providing clients with state-of-the-art statistical techniques, particularly meta-analyses and cross design syntheses, to evaluate clinical data. MetaWorks' systematic reviews and meta-analytic services can be employed to support regulatory approvals and product claims, establish competitive knowledge, assist management in making strategic clinical research decisions, and establish pharmoeconomic claims. Clients of MetaWorks include pharmaceutical and device firms, hospital chains, as well as regulatory, education and research agencies of domestic and international governments. In 1997 MetaWorks was the only private, for-profit organization designated by the Agency for Healthcare Research and Quality (AHRQ) as an Evidence-Based Practice Center (EPC). Earlier in 2006, Mr. Ross sold his interest in MetaWorks to a larger, global provider of evidence-based services and information to the pharmaceutical and life sciences industries.

            Dual, Inc. and its subsidiaries also provide services in the areas of construction, payroll and human resources.

            Mr. Ross graduated with a Bachelors of Commerce from McMaster University in Ontario, Canada, and received an MBA from Boston University. Mr. Ross also completed Harvard Business School's Owner/President Management (OPM) Program.

(C) Class and number of shares of Bradley Pharmaceuticals, Inc. that the nominee beneficially owns:

            None.

(D) Description of all arrangements or understandings between Costa Brava and the Nominee and any other person pursuant to which the nominations are to be made by Costa Brava:

            Costa Brava intends to be a party to an Indemnification Agreement with Mr. Ross. In addition, Mr. Ross has consented to being named as a nominee and to serve as a director of the Company if elected. Mr. Ross's written consent is attached as part of Annex B.

(E)   Other information relating to the Nominee:

            Neither Mr. Ross nor any of his associates have any arrangement or understanding with respect to (a) any future employment by Bradley Pharmaceuticals, Inc. or its affiliates; or (b) any future transactions to which Bradley Pharmaceuticals, Inc. or any of its affiliates will or may be a party.

            None of the entities referred to under item (B) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Bradley Pharmaceuticals, Inc.

            We are not aware of any other disclosure regarding Mr. Ross that is required pursuant to Regulation 14A under the Exchange Act.

Nominee - Seth W. Hamot
-----------------------

(A)

Name:  Seth W. Hamot

Age:  44

Business address: c/o Roark, Rearden & Hamot Capital Management, LLC, 420 Boylston Street, Boston, Massachusetts 02116

Residence address:  112 High Street, Brookline, MA 02445

(B)   Principal occupation or employment:

            Since 1997, Mr. Hamot has been the Managing Member of Roark, Rearden & Hamot Capital Management, LLC ("RRHCM") and the owner of its corporate predecessor Roark, Rearden & Hamot, Inc. RRHCM is the investment manager to Costa Brava Partnership III L.P. ("Costa Brava"), an investment fund specializing in undervalued securities, turn-around situations, defaulted and distressed debt and complex litigation. Mr. Hamot is also the President of Roark, Rearden & Hamot, LLC, the general partner of Costa Brava. Prior to 1997, Mr. Hamot was one of the partners of the Actionvest entities. Mr. Hamot has served as a director of distressed firms and on creditor committees of bankrupt companies.

            Mr. Hamot graduated with a degree in Economics from Princeton University.

(C) Class and number of shares of Bradley Pharmaceuticals, Inc. that the nominee beneficially owns:

            Mr. Hamot is the beneficial owner of 1,640,700 shares of Common Stock of Bradley Pharmaceuticals, Inc.

(D) Description of all arrangements or understandings between Costa Brava and the Nominee and any other person pursuant to which the nominations are to be made by Costa Brava:

            Costa Brava intends to be a party to an Indemnification Agreement with Mr. Hamot. In addition, Mr. Hamot has consented to being named as a nominee and to serve as a director of the Company if elected. Mr. Hamot's written consent is attached as part of Annex B.

(E)   Other information relating to the Nominee:

            Neither Mr. Hamot nor any of his associates have any arrangement or understanding with respect to (a) any future employment by Bradley Pharmaceuticals, Inc. or its affiliates; or (b) any future transactions to which Bradley Pharmaceuticals, Inc. or any of its affiliates will or may be a party.

            None of the entities referred to under item (B) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Bradley Pharmaceuticals, Inc.

            Mr. Hamot is the President of Roark, Rearden & Hamot, LLC, the general partner of Costa Brava. During the past two years, Costa Brava and certain accounts beneficially owned by Mr. Hamot purchased the Common Stock of Bradley Pharmaceuticals, Inc. disclosed on Annex D hereto. Costa Brava has also been party to certain call and put options with respect to the Common Stock of Bradley Pharmaceuticals, Inc. as disclosed on Annex D hereto.

            We are not aware of any other disclosure regarding Mr. Hamot that is required pursuant to Regulation 14A under the Exchange Act.

        Certain information relating to Costa Brava Partnership III L.P. is set
        -----------------------------------------------------------------------
forth below.
------------

(i) The principal address of Costa Brava Partnership III L.P. ("Costa Brava"), a Delaware limited partnership, is 420 Boylston Street, Boston, MA 02116. The principal business of Costa Brava is to make investments in, buy, sell, hold, pledge and assign securities. Seth W. Hamot is the President of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava.

(ii) Costa Brava has an interest in the election of directors at the Annual Meeting through (1) its beneficial ownership of 1,640,700 shares of Common Stock of the Company, (2) the nomination of Mr. Hamot, who is the President of Roark, Rearden & Hamot, LLC, the general partner of Costa Brava and (3) the Indemnification Agreements that Costa Brava intends to enter into with each Nominee pursuant to which Costa Brava will indemnify, defend and hold harmless the Nominees against certain losses. Costa Brava disclaims beneficial ownership of 33,000 of such shares that are held through separate accounts that are deemed to be beneficially owned by Mr. Hamot.

(iii) During the past two years, Costa Brava purchased the Common Stock of Bradley Pharmaceuticals, Inc. disclosed on Annex D hereto. Costa Brava has also been party to certain call and put options with respect to the Common Stock of Bradley Pharmaceuticals, Inc. as disclosed on Annex D hereto.

(iv) Costa Brava has retained MacKenzie Partners, Inc. to provide advisory and consulting services in connection with the proxy contest.

(v) We are not aware of any additional disclosure regarding Costa Brava that is required pursuant to Regulation 14A under the Exchange Act.

                                                                         ANNEX B
                                                                         -------

                          Written Consents of Nominees
                          ----------------------------


         Answers to the foregoing questions are true and accurate to the best of my information and belief. If I am a nominee for director, I consent to being named as such and am willing to serve if elected. I agree to notify the Company of any changes in the foregoing answers which should be made as a result of developments occurring after the date hereof.



Date:  July 13, 2006                   Signature:   /s/ DOUGLAS E. LINTON
       -------------                                --------------------------
                                       Print Name:  Douglas E. Linton

                          Written Consents of Nominees
                          ----------------------------


         Answers to the foregoing questions are true and accurate to the best of my information and belief. If I am a nominee for director, I consent to being named as such and am willing to serve if elected. I agree to notify the Company of any changes in the foregoing answers which should be made as a result of developments occurring after the date hereof.



Date:  June 23, 2006                   Signature:   /s/ JOHN S. ROSS
       -------------                                --------------------------
                                       Print Name:  John S. Ross

                          Written Consents of Nominees
                          ----------------------------


         Answers to the foregoing questions are true and accurate to the best of my information and belief. If I am a nominee for director, I consent to being named as such and am willing to serve if elected. I agree to notify the Company of any changes in the foregoing answers which should be made as a result of developments occurring after the date hereof.



Date:  July 10, 2006                   Signature:   /s/ SETH W. HAMOT
       -------------                                --------------------------
                                       Print Name:  Seth W. Hamot

                                                                         ANNEX C
                                                                         -------

                        Costa Brava Partnership III L.P.
                            Indemnification Agreement

                                                    July __, 2006


Dear Mr.  ______________:

This will confirm our understanding as follows:

        1. You have agreed to become a nominee (a "Nominee") to stand for election as a director of Bradley Pharmaceuticals, Inc. ("Bradley") and to serve as a director of Bradley if elected. You understand that Costa Brava Partnership III L.P. ("Costa Brava") intends to nominate you in connection with a proxy contest (the "Proxy Contest") with management of Bradley in respect of the election of directors of Bradley at the combined 2005/2006 Annual Meeting of Stockholders of Bradley (the "Annual Meeting"), expected to be held in 2006.

        2. Costa Brava hereby agrees that, if you are chosen as a Nominee, Costa Brava will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you if you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof (each, a "Claim"), to the extent relating solely to your role as a Nominee (or an intended Nominee) for election as a director of Bradley. Your right of indemnification hereunder will continue after the election has taken place, but Costa Brava will indemnify you only with respect to events that occur during the period from the date hereof until the earlier of: (1) the date of the Annual Meeting or (2) such time when you cease to be an intended Nominee (in either case, the "Indemnification Coverage End"). Anything to the contrary herein notwithstanding, Costa Brava will not indemnify, defend or hold you harmless for
(a) any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the Indemnification Coverage End, or (b) any actions taken by you as a director of Bradley, if you are elected. Costa Brava will have no obligation to indemnify, defend or hold you harmless if: (i) you are found to have violated any state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Nominees or (ii) you acted in a manner that constitutes gross negligence or willful misconduct.

        3. To be entitled to indemnification hereunder, you must promptly notify Costa Brava of any Claim made against you or known by you to be threatened. Costa Brava will be entitled to control the defense of any Claim with counsel chosen by Costa Brava. Costa Brava will not be responsible for any settlement of any Claim made against you otherwise covered by this indemnity without the prior written consent of Costa Brava. Costa Brava may not enter into any settlement of any Claim without your prior written consent unless the settlement includes a release of you from any and all liability in respect of the Claim.

        If this letter reflects your understanding of our agreement, please so indicate by signing in the space provided below and returning one signed copy to us, whereupon this letter will become a binding agreement between us.

                                            Very truly yours,

                                            COSTA BRAVA PARTNERSHIP III L.P.
                                            By:  Roark, Rearden & Hamot, LLC
                                                   its General Partner

                                            By:
                                                ------------------------------
                                                Seth W. Hamot
                                                President


Agreed to and Accepted as of the date first above written:


------------------------------------

                                                                         ANNEX D

Costa Brava Partnership III L.P. - Purchases of Common Stock

        During the past two years, Costa Brava Partnership III L.P. purchased the following shares of Common Stock of the Company:


Transaction              Date                    Shares                Price ($)

Purchase                 2/17/2005               25,000                13.31
Purchase                 2/22/2005               22,200                13.25
Purchase                 2/23/2005               2,800                 13.24
Purchase                 2/28/2005               35,000                10.25
Purchase                 3/2/2005                18,200                9.00
Purchase                 3/4/2005                25,000                8.23
Purchase                 3/4/2005                5,000                 8.33
Purchase                 3/7/2005                100,000               8.75
Purchase                 3/9/2005                20,000                8.81
Purchase                 3/11/2005               25,000                8.60
Purchase                 3/11/2005               45,800                8.70
Purchase                 3/14/2005               63,200                8.97
Purchase                 3/14/2005               50,000                9.08
Purchase                 3/15/2005               50,000                9.30
Purchase                 3/15/2005               25,000                9.61
Purchase                 3/16/2005               40,000                10.25
Purchase                 3/16/2005               15,000                10.08
Purchase                 3/17/2005               15,500                10.13
Purchase                 3/18/2005               10,000                9.47
Purchase                 3/18/2005               20,000                9.89
Purchase                 3/21/2005               15,000                9.41
Purchase                 3/21/2005               10,000                9.55
Purchase                 3/24/2005               5,000                 9.78
Purchase                 3/24/2005               10,000                9.69
Purchase                 3/29/2005               17,100                9.57
Purchase                 4/1/2005                10,200                9.37
Purchase                 4/5/2005                7,000                 9.10
Purchase                 4/6/2005                15,000                9.24
Purchase                 4/15/2005               5,300                 8.94
Purchase                 4/26/2005               6,800                 9.05
Purchase                 4/27/2005               16,000                9.04
Purchase                 4/29/2005               4,500                 9.05
Purchase                 4/29/2005               20,000                9.14
Purchase                 4/29/2005               10,000                9.19
Purchase                 5/11/2005               5,000                 8.43
Purchase                 5/17/2005               25,000                7.87
Purchase                 5/19/2005               2,500                 8.01
Purchase                 5/20/2005               7,400                 8.27
Purchase                 5/23/2005               5,000                 8.59
Purchase                 5/24/2005               10,000                8.83

Purchase                 5/25/2005               4,000                 9.00
Purchase                 6/7/2005                15,000                10.95
Purchase                 6/8/2005                25,000                10.72
Purchase                 6/9/2005                24,000                10.64
Purchase                 6/10/2005               6,100                 10.59
Purchase                 6/15/2005               10,200                10.85
Purchase                 6/16/2005               12,600                10.81
Purchase                 6/28/2005               10,000                10.81
Purchase                 7/15/2005               44,900                10.41
Purchase                 8/8/2005                4,000                 10.93
Purchase                 8/9/2005                9,400                 10.97
Purchase                 8/10/2005               15,000                10.92
Purchase                 8/26/2005               6,000                 10.63
Purchase                 8/30/2005               10,000                10.81
Purchase                 8/31/2005               10,000                10.76
Purchase                 9/28/2005               25,000                10.78
Purchase                 9/30/2005               10,000                10.87
Purchase                 10/5/2005               18,100                10.59
Purchase                 10/6/2005               10,200                10.49
Purchase                 10/7/2005               10,000                10.50
Purchase                 10/12/2005              10,000                9.87
Purchase                 10/12/2005              7,300                 10.07
Purchase                 10/14/2005              5,000                 10.95
Purchase                 10/14/2005              10,000                11.40
Purchase                 10/21/2005              10,000                11.54
Purchase                 11/15/2005              10,000                12.55
Purchase                 11/16/2005              10,000                12.64
Purchase                 12/2/2005               10,000                12.32
Purchase                 12/8/2005               10,000                12.54
Purchase                 12/9/2005               15,000                12.60
Purchase                 12/12/2005              110,000               10.91
Purchase                 12/14/2005              60,000                9.86
Purchase                 12/15/2005              25,000                10.06
Purchase                 12/15/2005              50,000                10.08
Purchase                 1/31/2006               35,000                11.68
Purchase                 5/22/2006               25,000                12.87
Purchase                 5/22/2006               5,000                 12.92
Purchase                 6/23/2006               75,000                12.08
Purchase                 6/26/2006               25,000                11.50
Purchase                 6/28/2006               1,400                 15.00

TOTAL                                            1,607,700

        During the past two years, accounts that are deemed to be beneficially owned by Mr. Hamot made the following purchases of Common Stock of the Company. Costa Brava Partnership III L.P. disclaims beneficial ownership of these shares.


Transaction              Date                    Shares                Price

Purchase                 3/8/2005                2,000                 8.88
Purchase                 4/6/2005                2,000                 9.319
Purchase                 4/12/2005               1,000                 9.12
Purchase                 4/12/2005               1,000                 9.14
Purchase                 4/12/2005               1,000                 9.16
Purchase                 4/12/2005               1,400                 9.127
Purchase                 4/12/2005               100                   9.08
Purchase                 4/12/05                 500                   9.2
Purchase                 4/25/2005               3,300                 8.96
Purchase                 4/25/2005               1,400                 8.881
Purchase                 4/25/2005               300                   8.95
Purchase                 10/11/2005              7,000                 10.188
Purchase                 12/2/2005               5,000                 12.21
Purchase                 1/31/2006               1,000                 11.996
Purchase                 4/10/2006               5,000                 13.19
Purchase                 4/10/2006               1,000                 13.497

TOTAL                                            33,000

        Costa Brava Partnership III L.P. was previously party to the following call options with respect to Common Stock of the Company. Each contract was with respect to 100 shares of Common Stock.

                               Number of
                               Contacts     Price per
                  Date of       Bought      Underlying
Transaction     Transaction     (Sold)      Share ($)    Contract Description

Buy             5/16/2005    100           0.33          July 2005 $10.00 Call
Buy             5/17/2005    400           0.31          July 2005 $10.00 Call
Buy             5/19/2005    80            0.33          July 2005 $10.00 Call
Buy             5/20/2005    51            0.43          July 2005 $10.00 Call
Buy             5/25/2005    118           0.53          July 2005 $10.00 Call
Buy             9/6/2005     35            1.53          Oct 2005 $10.00 Call
Buy             9/6/2005     30            1.53          Oct 2005 $10.00 Call
Buy             9/6/2005     35            1.53          Oct 2005 $10.00 Call
Buy             9/6/2005     25            0.38          Oct 2005 $12.50 Call
Buy             9/6/2005     5             0.38          Oct 2005 $12.50 Call
Buy             9/6/2005     15            0.38          Oct 2005 $12.50 Call
Buy             9/6/2005     20            0.38          Oct 2005 $12.50 Call
Buy             9/6/2005     25            0.38          Oct 2005 $12.50 Call
Buy             9/6/2005     25            0.38          Oct 2005 $12.50 Call

Buy             9/6/2005     20            0.38          Oct 2005 $12.50 Call
Buy             9/6/2005     25            0.38          Oct 2005 $12.50 Call
Buy             9/6/2005     30            0.38          Oct 2005 $12.50 Call
Buy             9/7/2005     25            0.38          Oct 2005 $12.50 Call
Buy             5/1/2006     90            0.69          May 2006 $15.00 Call
Buy             5/1/2006     25            0.25          May 2006 $17.50 Call
Buy             5/1/2006     30            0.35          Jun 2006 $17.50 Call
Buy             5/12/2006    201           0.25          Jun 2006 $17.50 Call


Sell            6/7/2005     100           1.24          July 2005 $10.00 Call
Sell            6/7/2005     200           1.24          July 2005 $10.00 Call
Sell            7/18/2005    200           0.38          July 2005 $10.00 Call
Sell            7/18/2005    80            0.38          July 2005 $10.00 Call
Sell            7/18/2005    51            0.38          July 2005 $10.00 Call
Sell            7/18/2005    118           0.38          July 2005 $10.00 Call
Sell            10/21/2005   35            1.53          Oct 2005 $10.00 Call
Sell            10/21/2005   30            1.53          Oct 2005 $10.00 Call
Sell            10/21/2005   35            1.53          Oct 2005 $10.00 Call



Expired         10/24/2005   25            -             Oct 2005 $12.50 Call

Expired         10/24/2005   5             -             Oct 2005 $12.50 Call

Expired         10/24/2005   15            -             Oct 2005 $12.50 Call

Expired         10/24/2005   20            -             Oct 2005 $12.50 Call

Expired         10/24/2005   25            -             Oct 2005 $12.50 Call

Expired         10/24/2005   25            -             Oct 2005 $12.50 Call

Expired         10/24/2005   20            -             Oct 2005 $12.50 Call

Expired         10/24/2005   25            -             Oct 2005 $12.50 Call

Expired         10/24/2005   30            -             Oct 2005 $12.50 Call

Expired         10/24/2005   25            -             Oct 2005 $12.50 Call

Expired         5/22/2006    90            -             May 2006 $15.00 Call

Expired         5/22/2006    25            -             May 2006 $17.50 Call

Expired         6/19/2006    30            -             Jun 2006 $17.50 Call

Expired         6/19/2006    201           -             Jun 2006 $17.50 Call


        Costa Brava Partnership III L.P. was or is party to the following put options with respect to Common Stock of the Company. Each contract was or is with respect to 100 shares of Common Stock. Upon the exercise of a contract by a holder, Costa Brava is obligated to purchase Common Stock from the holder at the price per share set forth under the heading "Contract Description".

                              Number of
                               Contacts     Price per
                  Date of       Bought      Underlying
Transaction     Transaction     (Sold)      Share ($)    Contract Description

Sale            12/15/2005   275           0.57          Jan 2006 $10.00 Put
Sale            5/2/2006     70            1.15          Nov 2006 $12.50 Put
Sale            5/12/2006    125           0.89          Aug 2006 $12.50 Put
Sale            5/12/2006    311           1.20          Nov 2006 $12.50 Put
Sale            5/12/2006    200           2.45          Nov 2006 $15.00 Put


Expired         1/23/2006    275           -             Jan 2006 $10.00 Put
Covered         6/28/2006    14(1)         2.44          Nov 2006 $15.00 Put





----------------------
(1) Upon the exercise of fourteen (14) contracts by a holder, Costa Brava became obligated to purchase 1,400 shares of Common Stock from the holder at a purchase price of $15.00 per share. One hundred eighty six (186) of the contracts (November 2006 $15.00 Put) written and sold by Costa Brava on May 12, 2006 remain outstanding following such exercise.

                                                                       EXHIBIT 4

                        Costa Brava Partnership III L.P.
                 Roark, Rearden & Hamot Capital Management, LLC
                               420 Boylston Street
                           Boston, Massachusetts 02116

                                                                   July 18, 2006

BY FACSIMILE AND FEDERAL EXPRESS

Daniel Glassman,
Chairman, President and CEO
Bradley Pharmaceuticals, Inc.
383 Route 46 West
Fairfield, NJ 07004

Re:  Shareholder's Demand for Lists of Stockholders
     ----------------------------------------------

Dear Mr. Glassman:

        Costa Brava Partnership III L.P. ("Costa Brava") is the beneficial owner of 1,640,700 shares of common stock, par value $0.01 per share ("Common Stock"), of Bradley Pharmaceuticals, Inc. ("Bradley" or the "Corporation"). Costa Brava's principal business address is 420 Boylston Street, Boston, MA 02116. Attached hereto as Exhibit A are true and correct copies of (i) a physical stock certificate evidencing Costa Brava as the record owner of 950,000 shares of the Corporation, (ii) a letter received by Costa Brava from Bear, Stearns Securities Corp., dated July 17, 2006, that reflects Costa Brava's beneficial ownership of 526,300 shares of the Corporation, and (iii) a letter received by Costa Brava from UBS Financial Services, Inc., dated July 17, 2006, that reflects Costa Brava's beneficial ownership of 131,400 shares of the Corporation. Costa Brava disclaims beneficial ownership of 33,000 shares of Common Stock that are not evidenced by the materials attached as Exhibit A and that are held by separate accounts that are deemed to be beneficially owned by Mr. Seth W. Hamot, the President of Costa Brava's general partner Roark, Rearden & Hamot, LLC.

INSPECTION OF SHAREHOLDER MATERIALS

        On July 18, 2006, Costa Brava delivered notice (the "Notice") to the Corporation requesting that the Nominating and Corporate Governance Committee of the Corporation's Board of Directors consider Costa Brava's three (3) proposed candidates as nominees for election to the Board of Directors at the 2006 Annual Meeting of Stockholders (previously described as the 2005/2006 Annual Meeting of Stockholders in the Proxy Statement filed by Bradley with the United States Securities Exchange Commission on June 9, 2006) (the "Annual Meeting") by the holders of Common Stock. The Notice also provides that in the event that the Nominating and Corporate Governance Committee determines not to nominate Costa Brava's proposed candidates for election as directors, Costa Brava intends to submit these candidates as nominees for election to the Board of Directors at the Annual Meeting by the holders of Common Stock. In connection therewith, Costa Brava hereby makes a formal demand under oath, pursuant to Section 220 of the General Corporation Law of the State of Delaware and the common law of the State of Delaware, for Costa Brava and its agents to inspect, no later than July 25, 2006, the following documents and records of the Corporation and to make copies or abstracts therefrom:

         (a) A complete record or list of the Corporation's stockholders, certified by the Corporation or its transfer agent, showing the names and addresses of each stockholder and the number of shares of stock registered in the name of each such stockholder, as well as the names, addresses and share amounts held by participants in dividend reinvestment plans and/or employee plans, in each case as of the most recent date available;

         (b) A magnetic computer tape list of the holders of the Corporation's stock requested in paragraph (a) above as of the most recent date available, showing the names, addresses and number of shares held by such stockholders, such computer processing data as is necessary for the undersigned to make use of such magnetic computer tape for verification purposes;

         (c) All daily transfer sheets showing changes in the names, addresses and number of shares of the Corporation's stockholders which are in or come into the possession of the Corporation or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from the date of the stockholder list referred to above;

         (d) All information in or which comes into the Corporation's possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or other nominees relating to the names of the beneficial owners of the Corporation's stock ("NOBO's") pursuant to Rule 14b-1(c) or Rule 14b-2(c) under the Securities Exchange Act of 1934, as amended, in the format of a printout in descending order balance. If such information is not in the Corporation's possession, custody or control, such information should be requested from any agent or service employed by the Corporation which may have such information in its possession, custody or control;

         (e) To the extent the Corporation, or any person or entity acting on its behalf, maintains electronic mail addresses or other electronic contact information concerning stockholders, all such information; and

         (f) A copy of the Corporation's by-laws, as in effect now and as amended from time to time, and any rules and regulations of the Corporation regarding the nomination and election of directors, shareholder proposals, and the conduct of the Corporation's Annual Meeting.

        Costa Brava demands that modifications, additions or deletions to any and all information referred to in paragraphs (a) and (b) above be immediately furnished to Costa Brava and its agents as such modification, additions or deletions become available to the Corporation or its agents or representatives.

        Costa Brava will bear the reasonable costs incurred by the Corporation in connection with the production of the above information.

        The purpose of this demand under Section 220 of the General Corporation Law of the State of Delaware is to enable Costa Brava to communicate with other stockholders and to solicit proxies for the Corporation's Annual Meeting.

        Costa Brava hereby designates Mr. Seth Hamot (the Managing Member and President of Roark, Rearden & Hamot, LLC, which is Costa Brava's general partner) to conduct, as Costa Brava's agent, the inspection and copying requested herein.

        Please acknowledge receipt of this letter by signing the enclosed copy of this letter in the place indicated below and return it to counsel for Costa Brava, David A. Fine of Ropes & Gray LLP, One International Place, Boston, Massachusetts 02110.

        Please advise counsel for Costa Brava, Jeffrey R. Katz of Ropes & Gray LLP, at (617) 951-7072 as promptly as practicable when and where the items requested above will be made available to Costa Brava and its agents. Please also advise counsel immediately whether you will voluntarily supply the requested information. If counsel to Costa Brava has not received your response to this request by July 25, 2006, Costa Brava will assume that you do not intend to comply with this demand and will seek appropriate recourse.


                                            Very truly yours,

                                            COSTA BRAVA PARTNERSHIP III L.P.
                                            By:  Roark, Rearden & Hamot, LLC
                                                   its General Partner

                                            By: /s/ SETH W. HAMOT
                                                ------------------------------
                                                Name:  Seth W. Hamot
                                                Title: President


Sworn to before me this 18th day of
July, 2006


/s/ DINA DEBS
-----------------------------------
Dina Debs
Notary Public/Commissioner of Oaths

           [SEAL]

Receipt Acknowledged On
July __, 2006

Bradley Pharmaceuticals, Inc.

By:
    ---------------------------------
Name:
      -------------------------------
Title:
       ------------------------------

                                    Exhibit A
                                    ---------




   [Physical stock certificate issued to Costa Brava Partnership III L.P. for
        950,000 shares of Common Stock of Bradley Pharmaceuticals, Inc.]

                           [BEAR STEARNS LETTERHEAD]



July 17, 2006

Mr. Seth Hamot
Costa Brava Partnership III L.P.
420 Boylston Street
Boston MA  02116-4002

Re:  BRADLEY PHARMACEUTICALS INC. (CUSIP: 104576103) (the "Securities")

Dear Mr. Hamot:

         Please allow this letter to indicate positions held in the Securities by Costa Brava Partnership III LP (the "Fund").

         The Fund maintains an account with Bear, Stearns Securities Corp. ("BSSC") as further described below (the "Account"). As of July 14, 2006, according to the records of BSSC, the Account is currently the beneficial owner of the Securities. Our records indicate the following information with regard to the beneficial ownership of the Securities by the Account:

             -----------------------------------------------------
              Account Name        Account Number     Net Position

             -----------------------------------------------------
              Costa Brava           [Redacted]       526,300
              Partnership III
              LP
             -----------------------------------------------------

Very truly yours,
Bear, Stearns Securities Corp.


By: /s/ JOHN CALLANAN
    ----------------------------
    John Callanan
    Senior Managing Director

                                [UBS LETTERHEAD]



July 17, 2006

COSTA BRAVA PARTNERS III
420 BOYLSTON ST, 5F
BOSTON, MA 02116-4002

ATTN:  SETH HAMOT


Please be advised that on the close of business on July 14th, 2006, the following positions were being held by UBS for the following account:

Account: Costa Brava Partners III - Account # [Redacted]

        Security:  Bradley Pharmaceuticals (cusip 104576103)
        Position:  131,400 shares


Sincerely,




/s/ GEORGE C. LANDROVE, JR.
---------------------------
George C. Landrove, Jr.
UBS Prime Brokerage Services